EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION, AS AMENDED OF COROWARE, INC. Under Section 242 of the General Corporation Law	State of Delaware Secretary of State Division of Corporations Delivered 05:16 PM 01/23/2009 FILED 05:16 PM 01/23/2009 SRV 090065258 – 3547826 FILE

The undersigned, Chief Executive Officer of the corporation, does hereby certify as follows:

1.  The name of the Corporation (hereinafter referred to as the “Corporation”) is Coroware, Inc.

2.  The certificate of incorporation of the Corporation is hereby amended by inserting the flowing paragraph at the end of Article Fourth:

“By Resolution of the Board of Directors and majority vote of the Shareholders, the Company shall reverse-split its common shares, on a 1 for 300 share ratio, with each 300 currently issued and outstanding share of the Company’s common stock being replaced by 1 new share of post-split common stock effective February 9, 2009. Par value shall remain unchanged and fractional shares shall be replaced by a single new share. All other rights and privileges of the common stock shall remain unchanged. Preferred stock and the authorized common stock shall not be affected by this amendment.”

3.  The amendment of the certificate of incorporation herein certified has been duly adopted by the unanimous written consent of the Corporation’s Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Corporation in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate scale to be hereunto affixed and this Certificate of Amendment of the Corporation’s Restated Certificate of Incorporation, as amended, to be signed by Yossi Attia its CEO, and Director this 19th day of January, 2009

COROWARE, INC.

By:	Lloyd Spencer
Lloyd Spencer, Chief Executive Officer